05038674

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21703

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Merchant Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Barnett 646-521-7505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
MAR 01 2005
WASH D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID BARNETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEGEND MERCHANT GROUP, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public

MARIE DiMICHELE
Notary Public, State of New York
No. 03-4998692
Qualified in Westchester County
Commission Expires July 6, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGEND MERCHANT GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2004

LEGEND MERCHANT GROUP, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs.

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Legend Merchant Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Legend Merchant Group, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Merchant Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures

applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 16, 2005

LEGEND MERCHANT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 127,051
Due from clearing firms	804,215
Securities owned:	
Marketable, at quoted market value	50,400
Not readily marketable, at estimated fair value	171,550
Due from Ledge End Corp.	439,756
Placement fees receivable	52,000
Employee loans and advances	27,251
Total assets	$1,672,223

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 627,061
Accounts payable and accrued expenses	122,338
Deferred income	75,996
Total liabilities	825,395
Commitments (See Notes)	
Stockholder's equity	
Common stock	200
Additional paid-in capital	1,311,874
Accumulated deficit	(190,246)
	1,121,828
Less: Treasury stock	(275,000)
Total stockholder's equity	846,828
Total liabilities and stockholder's equity	$1,672,223

See notes to financial statements.

LEGEND MERCHANT GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$4,506,910
Net dealer inventory and trading losses	(69,883)
Investment banking	553,483
Interest and other income	136,070
Total revenues	5,126,580
Costs and Expenses	
Compensation and benefits	3,673,991
Clearing and floor brokerage	198,855
Communications and occupancy	355,345
Other operating expenses	540,351
Total costs and expenses	4,768,542
Income before income taxes	358,038
Income taxes	103,000
Net income	$ 255,038

See notes to financial statements.

LEGEND MERCHANT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
Balances, January 1, 2004	$200	$1,311,874	$(445,284)	$(275,000)	$591,790
Net income	--	--	255,038	--	255,038
Balances, December 31, 2004	$200	$1,311,874	$(190,246)	$(275,000)	$846,828

See notes to financial statements.

LEGEND MERCHANT GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 255,038
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Due from clearing firms	(449,834)
Marketable securities	(29,058)
Securities not readily marketable	(16,492)
Due from Ledge End Corp.	(174,157)
Other assets	10,000
Placement fees receivable	(52,000)
Employee loans and advances	(27,251)
Increase in operating liabilities:	
Commissions payable	480,459
Accounts payable and accrued expenses	19,408
Deferred income	75,996
Total adjustments	(162,929)
Net cash provided by operating activities	92,109
Cash at January 1, 2004	34,942
Cash at December 31, 2004	$ 127,051
Supplemental information:	
Cash paid during the year for:	
Income taxes	$ 7,223
Interest	$ 7,479

See notes to financial statements.

NOTE 1 - ORGANIZATION

Legend Merchant Group, Inc., a New York corporation, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company has offices in New York, New York, and San Francisco, California, and is wholly-owned by Ledge End Corp. ("Ledge End").

The Company executes transactions in listed and over-the-counter securities, trades securities on a proprietary basis, and provides investment banking services. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Investment banking revenues include fees earned from providing financial advisory services. Such fees are recognized as services are rendered.

Securities owned are stated at quoted market value with unrealized gains and losses included in earnings.

Income Taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

Marketable securities consist of corporate stocks. Securities not readily marketable include equity securities for which there is no ready market, or which cannot be currently publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 4 - INCOME TAXES

The Company and its parent file federal tax returns and state tax returns, where permitted, on a consolidated basis. Income taxes are determined on a separate return basis. There were no significant deferred tax items as of December 31, 2004.

NOTE 5 - LEASE COMMITMENTS

The Company leases office facilities under operating leases expiring at various dates through 2010. Rent expense under one of the office leases has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $65,239 at December 31, 2004. Total rent expense was $217,222 for the year.

NOTE 5 - LEASE COMMITMENTS - continued

Future minimum lease payments as of December 31, 2004 are:

Year ended December 31,	
2005	$154,981
2006	155,000
2007	165,000
2008	165,000
2009	165,000
Thereafter	48,125
Total	$853,106

NOTE 6 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances at commercial banks may from time to time exceed federally insured limits.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 7 - RELATED PARTY TRANSACTION

The loan due from Ledge End is non-interest bearing and due on demand.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined. At December 31, 2004, the Company had net capital of $192,798, which was $92,798 in excess of its required net capital of $100,000. The Company's net capital ratio was 4.02 to 1.

SUPPLEMENTARY SCHEDULES

LEGEND MERCHANT GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

LEGEND MERCHANT GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Computation of Net Capital

Total stockholder's equity	$846,828
Nonallowable assets:	
Due from Ledge End Corp.	439,756
Securities not readily marketable	171,550
Placement fees receivable - net of offsetting commissions payable of $36,400	15,600
Employee loans and advances - net of offsetting commissions payable of $13,000	14,251
Total nonallowable assets	641,157
Net capital before haircuts on securities positions	205,671
Haircuts on securities:	
Money market balances	1,498
Corporate stocks	7,560
Undue concentration	3,815
Total haircuts	12,873
Net capital	192,798
Minimum capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $775,995	100,000
Excess net capital	$ 92,798
Excess net capital at 1,000 percent	$115,198
Ratio of aggregate indebtedness to net capital	4.02 to 1
Schedule of aggregate indebtedness:	
Commissions payable - secured by broker loans and placement fees receivable of $49,400	$577,661
Accounts payable and accrued expenses	122,338
Deferred income	75,996
	$775,995

No material differences exist between the above computation and the Company's computation included in Part IIA of Form X-17a-5 (unaudited) as of December 31, 2004.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Legend Merchant Group, Inc.
New York, New York

In planning and performing our audit of the financial statements of Legend Merchant Group, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider & Associates LLP

Jericho, New York
February 16, 2005